Prospectus Supplement No.2 (To Prospectus dated August 4, 2014)	Filed pursuant to Rule 424(b)(2) Registration No. 333-196760

17,655 Shares of Common Stock

Pursuant to this prospectus supplement No. 2, the accompanying prospectus supplement filed July 1, 2016, and the accompanying prospectus, we are offering 17,655 shares of common stock to YA II PN Ltd., or YA II, at a price of $1.6992 per share, pursuant to our previously announced Standby Equity Distribution Agreement, or SEDA, dated June 30, 2016 with YA II. The total purchase price and proceeds we will receive from the sale of these shares is $30,000. The purchase price for the shares issued under this Prospectus Supplement No. 2 is determined in accordance with the SEDA, and represents 98.5% of the lowest daily VWAP during the five consecutive trading days after the date of the advance notice. “VWAP” means, as of any date, the daily dollar volume-weighted average price for such security as reported by Bloomberg, L.P.

These shares are being issued as part of the commitment by YA II to purchase, from time to time, at our option, up to $2,390,000 of shares of our common stock pursuant to the SEDA.

We expect to issue the 17,655 shares to YA II on or about September 9, 2016.

In addition to our issuance of common shares to YA II pursuant to the SEDA, this prospectus supplement No. 2, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of those shares by YA II to the public. YA II may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended. For additional information on the methods of sale that may be used by YA II, see the section entitled “Plan of Distribution” on page S-9 of Prospectus Supplement dated July 1, 2016.

Our common stock is listed on The NASDAQ Capital Market under the symbol “MICT”. The last reported sale price of our common stock on The NASDAQ Capital Market on September 8, 2016 was $1.72 per share.

As of June 30, 2016, the date that we entered into the SEDA, the aggregate market value of our outstanding common stock held by non-affiliates was $7,118,996 based on a per share price of $2.181, based on 5,878,721 shares of outstanding common stock. During the twelve calendar months prior to and including the date hereof, we have not offered any securities pursuant to General Instruction I.B.6. of Form S-3. We have not requested any further drawdowns as of the date of this prospectus supplement.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-6 of Prospectus Supplement No. 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

September 9, 2016

THE OFFERING

Shares of Common Stock offered	17,655 shares of common stock of Micronet Enertec Technologies Inc.

Purchaser	YA II PN Ltd., pursuant to the Standby Equity Distribution Agreement dated June 30, 2016.

Purchase price	$1.6992 per share, for an aggregate of $30,000. The price per share is determined in accordance with the SEDA, and represents 98.5% of the lowest daily VWAP during the five consecutive trading days after the date of the advance notice. “VWAP” means, as of any date, the daily dollar volume-weighted average price for such security as reported by Bloomberg, L.P. The “advance notice” for this portion was delivered August 25, 2016.

Settlement date	On or about September 9, 2016.

Use of proceeds	We intend to use the net proceeds from this offering for increase our holdings in our subsidiary, Micronet Ltd., and/or for working capital and general corporate purposes, which may include repayment of certain existing debts. See “Use of Proceeds” in the accompanying prospectus supplement.

Symbol for our common stock on the Nasdaq Capital Market	“MICT”

Resale	This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of shares by YA II to the public. See “Plan of Distribution” in the accompanying prospectus supplement.